MANAGEMENT’S DISCUSSION and ANALYSIS

for the Period Ended February 28, 2007

Scope of management’s financial analysis

The following analysis should be read in conjunction with Virginia Mines Inc.’s (the “Company” or “Virginia”) annual financial statements and the accompanying notes for the periods ended February 28, 2007, 2006 and 2005. It should be noted that the annual financial statements and the management’s discussion and analysis as at February 28, 2006 and 2005 are those of Virginia Gold Mines Inc. ("Virginia Gold Mines"). Further to the approval of the plan of arrangement effective March 31, 2006, involving Goldcorp Inc. (“Goldcorp”), Virginia Gold Mines and the Company, all the assets and liabilities not related to the Éléonore property were transferred to the Company. The Company is the continuity of Virginia Gold Mines without the Éléonore project. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Forward-Looking Statements

This document may contain forward-looking statements reflecting the management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company’s management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except if required by law.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

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The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

Selected Financial Information

	Results for the periods ended
	February 28	February 28	February 28
	2007	2006	2005
	($)	($)	($)
	(12 months)	(12 months)	(9 months)
Revenues Interest and others Options payments received as financial instruments in excess of cost of mining property Gain on sale of investments Gain on sale of mining properties	1,996,972 4,338,141 1,009,76 319,198	1,407,732 – 680,021 429,961	736,043 – 430,589 –
	7,664,078	2,517,714	1,166,632

Expenses
Administration fees
General exploration costs
Grants, credit on duties refundable for loss and refundable tax credit for resources
Cost of mining properties abandoned or written-off
Writedown of sale of short-term investments

	4,094,704 1,319,369 (176,870) 1,909,273 298,960	2,423,943 474,205 (126,676) 1,124,145 –	1,052,561 440,498 (149,371) 4,694,495 –
	7,445,436	3,895,617	6,038,183

Earnings (loss) before income taxes and discontinued operation	218,642	(1,377,903)	(4,871,551)
Income taxes	–	(5,405,455)	(332,076)
Net earnings (net loss) from continuing operations	218,642	4,027,552	(4,539,475)
Net earnings (net loss) from the discontinued operation	(637,494)	151,157	(165,740)
Net earnings (net loss) for the period	(418,852)	4,178,709	(4,705,215)

Basic net earnings (net loss) per share from continuing operations	0.009	0.177	(0.243)
Basic net earnings (net loss) per share from the discontinued operation	(0.025)	0.007	(0.009)
Total basic net earnings (net loss) per share	(0.016)	0.184	(0.252)
Diluted net earnings (net loss) per share from continuing operations	0.009	0.171	(0.243)
Diluted net earnings (net loss) per share from the discontinued operation	(0.025)	0.006	(0.009)
Total diluted net earnings (net loss) per share	(0.016)	0.177	(0.252)

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Other information

	Balance Sheets as at February 28

	2007	2006	2005
	($)	($)	($)

Cash and cash equivalents and short-term investments	40,444,349	31,585,820	15,515,035
Mining properties	9,738,536	6,567,312	5,272,731
Assets of the discontinued operation	–	12,631,282	2,933,145
Other assets	9,223,966	15,230,183	5,231,273
Total assets	59,406,851	66,014,597	28,952,184
Shareholders ’equity	56,184,731	60,968,479	28,038,668

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

Twelve-month period ended February 28, 2007 compared to the twelve-month period ended February 28, 2006

Exploration Activities

Activities Summary

During the course of the 2006-2007 period, the Company’s exploration expenditures amounted to $4,726,243 in comparison with expenditures of $17,145,964 in 2005-2006.

In December 2005, Virginia Gold Mines announced the signing of a very important agreement with Goldcorp Inc. (“Goldcorp”) with a view to acquire from Virginia the Éléonore gold property in a friendly transaction. On March 24, 2006, the shareholders of Virginia Gold Mines approved a plan of arrangement (effective on March 31, 2006) involving Goldcorp, the Company and Virginia Gold Mines. Each shareholder of Virginia Gold Mines received 0.5 share of the Company and 0.4 share of Goldcorp for each share of Virginia Gold Mines. In addition, Virginia Gold Mines transferred to the Company all the assets not related to the Éléonore property. The Company also assumed the liabilities not related to the Éléonore property as well as a 2% sliding-scale production royalty on Virginia Gold Mines’ Éléonore property.

Further to the closing of the arrangement, the Coulon J/V, Corvet Est and Poste Lemoyne Extension projects, all located in the James Bay region, have become the most important exploration projects of the Company for the fiscal year 2006-2007. On April 10, 2006, the Company entered into an important agreement with Breakwater Resources Ltd. (“Breakwater”) on the Coulon J/V project. According to the agreement, Breakwater has the option to acquire a

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50% interest in the property in consideration of $6.5 million in exploration work to be carried out in the next eight years and payments totalling $180,000. The Company will be the operator. Exploration expenditures incurred by Breakwater totalled $1,697,243 during the fiscal year 2006-2007. The exploration program carried out during that period included eight diamond drill holes, heliborne (Emosquito), ground (InfiniTEM) and borehole Pulse-EM geophysical surveys, as well as prospecting and geological mapping.

The Company was also very active on the Corvet Est project with its partner Goldcorp (formerly Placer Dome (CLA) Ltd.) who invested $1,262,624 in exploration work during the current period to conduct a mapping and diamond drilling program. During the same period, the Company was also active on its Poste Lemoyne Extension project where it carried out a drilling program (11 holes) to mainly test in more detail the already known gold zones: Orfée and Orfée Est. The Company spent $641,095 on this project during fiscal 2006-2007.

In addition to the signing of the Breakwater agreement on the Coulon J/V project, the Company was successful in developing many new partnerships during the fiscal year 2006-2007. Indeed, the Company signed, in April 2006, an agreement with Alexandria Minerals Corporation (“Alexandria”) pursuant to which Alexandria will acquire a 100% interest in 13 claims located near the former Stabell mine in the Val-d’Or region for a consideration consisting of $15,000 in cash and the issuance of 1,000,000 shares from its capital-stock in favour of Virginia. Virginia shall retain a royalty to be determined according to the gold price. The shares were issued and the cash payment received.

The Company announced in May 2006 the signing of an agreement with Uranium Star Corporation (“Uranium Star” ─ formerly Yukon Resources Corporation) pursuant to which Uranium Star has the option to acquire a 75% undivided interest in the Sagar property located in the Labrador Trough, Northern Quebec. In consideration, Uranium Star had to issue 2,000,000 shares and 2,000,000 warrants of its capital-stock and incur exploration expenditures of $2,000,000 on the property by August 2008. Furthermore, Uranium Star acquired the Company’s remaining 25% interest in the Sagar property in consideration of 1,000,000 shares and 1,000,000 warrants from Uranium Star’s capital-stock. Once Uranium Star has acquired its 100% interest in the property, Virginia shall retain a 1.5% royalty (NSR). Virginia also keeps a 51% back-in right in any gold discovery with a 43-101 indicated resource of no less than 500,000 ounces.

In June 2006, the Company entered into agreement with Fonds d’exploration minière du Nunavik (« FEMN ») to explore, in partnership on an equal participation, various properties located in Quebec’s Great North.

Also in June 2006, the Company announced the signing of an agreement with Billiton Resources Canada Inc. (“Billiton”) pursuant to which Virginia has the option to acquire Billiton’s 50% interest in the Lac Gayot property in consideration of the issuance of 600,000 shares of Virginia in favour of Billiton. Billiton shall retain a 1% royalty (NSR). Virginia will then have a 100% interest in the project. The Company acquired Billiton’s interest in the current period.

In September 2006, the Company announced that it entered into agreement with MacDonald Mines Ltd. (“MacDonald Mines”) on the LG 3.5 project (the “property”), located in the James

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Bay region in the province of Québec. In accordance with the agreement, MacDonald Mines has the option to acquire a 50% interest in the property for a consideration consisting of exploration work totalling CA$1.2 million and cash payments totalling CA$40,000 over a five-year period. The Company will be the operator.

Also in the fall of 2006, the Company signed an agreement with Eloro Resources Ltd. (“Eloro”) on the La Grande Nord property pursuant to which Eloro has the option to acquire a 50% interest in the property for a consideration consisting of exploration work totalling $1 million to be carried out over a five-year period and payments totalling $50,000 to be paid, at Eloro’s discretion, either in cash or in common shares of Eloro. Eloro will be the operator during the option period and the Company will become the operator afterwards.

Mr. Paul Archer, an engineer and the vice-president of Virginia, reviewed all technical data contained in the following. Mr. Archer is a qualified person as defined by National Instrument 43-101.

Coulon J/V Property

The Coulon J/V property is located 55 kilometres NNW of the Fontanges Airport operated by Hydro-Québec, in the Caniapiscau area, about 700 kilometres to the East-North East of Matagami in the James Bay region of the Province of Québec. The Coulon J/V property consists of 598 claims covering a surface area of 29,548 hectares (approximately 295 km 2). The camp is centered at UTM coordinates (NAD 27, Zone 19) 356290 E 6057960 N, around 15 kilometres north of Fontanges Airport. The Coulon J/V project is wholly owned by Virginia Mines Inc. Under the terms of an agreement signed on April 10, 2006, Breakwater has the option to acquire a 50% interest in the property for a consideration consisting of CA$6.5 million in exploration work to be carried out in the next eight years and payments totalling CA$180,000. Virginia will be the operator of the project.

The Coulon J/V project comes from a regional reconnaissance survey carried out by Virginia in the summer of 2003 that had outlined many new interesting polymetallic showings within the Coulon and Pitaval Archean volcanic belts. Subsequent work including airborne and ground Mag-EM surveys as well as three drilling campaigns carried out in the winter and summer of 2004 and in the winter of 2005 led to the discovery of three significant volcanogenic sulphide lenses. These lenses returned values of up to 15.39% Zn, 3.12% Pb, 117 g/t Ag and 0.46% Cu over 10.5 metres (lens 16-17), 2.91% Zn, 1.12% Cu, 34.25 g/t Ag and 0.3 g/t Au over 21.8 metres (lens 9-25) and 12.65% Zn, 1.36% Cu, 1.54% Pb, 125 g/t Ag and 0.3  g/t Au over 4.70 metres (lens 08) within the DOM and DOM NORD areas.

The new exploration program carried out during the summer and fall of 2006 included eight diamond drill holes totalling 2,586 metres, heliborne (Emosquito), ground (InfiniTEM) and borehole Pulse-EM geophysical surveys, as well as prospecting and geological mapping. This work led to the discovery of two new important polymetallic lenses ( lenses 43 and 44), bringing the total of known lenses to five (5), and confirmed the vertical continuity of lens 9-25 to a depth of 365 metres .

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Lens 43 has returned 4.49% Zn; 1.37% Pb; 59.20 g/t Ag and 0.60% Cu over 3.5 metres and is located 1.5 kilometre to the west of lens 16-17. It was discovered by drillhole CN-06-43 that was testing an InfiniTEM anomaly outlined during the summer of 2006. Lens 44 was discovered by drillhole CN-06-44 and is located 400 metres south of lens 08. Lens 44 returned values of 3.08% Zn; 1.53% Cu; 22.06 g/t Ag; 0.21 g/t Au over 11 metres. Moreover, lens 9-25 was extended to a vertical depth of 365 metres by drillhole CN-06-38 that intersected values of 7.54% Zn; 1.69% Cu; 43.64 g/t Ag; 0.37% Pb; and 0.13 g/t Au over 20.64 metres including values of 11.09% Zn; 1.76% Cu; 31.52 g/t Ag and 0.09 g/t Au over 11.14 metres.

Moreover, recent work also brought to light several other priority targets on the property. A rusty erratic boulder field that extends over 300 metres by 50 metres on the south-west portion of the main grid was outlined. These boulders are constituted of altered mineralized zones (anthophyllite-tremolite) with disseminated to semi-massive sulphides. These boulders returned values of 0.15% to 3.63% Cu, 7.0 g/t to 284 g/t Ag, 0.1 to 7.13% Zn, 0.1 g/t to 0.908 g/t Au and traces to 5.27% Pb. This boulder field is 1.5 kilometre down ice (south-west) from the newly discovered area of lens 43. Mapping also identified two new altered felsic volcanic outcrops (sillimanite-biotite) with chalcopyrite stringers in the north-east corner of the main grid. Grab samples taken on these two outcrops 350 metres apart returned values of 0.63% Zn, 0.46% Cu, 3.3 g/t Ag and 0.10 g/t Au in one case and 0.65% Cu, 7.9 g/t Ag and 0.13 g/t Au in the other case.

Finally, the Mag-EM heliborne survey covering the presumed extension of the fertile volcanic sequence to the west detected many new interesting conductors. The geological reconnaissance work conducted in the area confirmed the presence of favourable felsic rocks of which some show a high degree of alteration. Furthermore, a rusty erratic boulder discovered in the area returned a value of 3.62% Zn.

The Company is very much encouraged by the results of the 2006 work program and is planning a new program for the winter of 2007, which will consist of geophysical surveys and diamond drilling. A second drill will be mobilized on the project in order to accelerate the exploration work.

Corvet Est Property

The Corvet Est property is located in the James Bay region, province of Quebec, Canada, 53 kilometres south of LG-4 Airport. The project is located in the southwest portion of NTS 33H/05 at scale 1:50 000. The property consists of 723 map-designated, adjacent claims totalling 37,092 hectares. These claims are held 100% by Virginia but under the terms of the agreement dated May 6, 2005, Goldcorp has the option to acquire an undivided 50% interest in the Corvet Est and Lac Eade properties in return for exploration expenditures totalling $4 million over five years and cash payments amounting to $90,000. These two properties have been put together under the Corvest Est property.

 Prospecting and regional reconnaissance work conducted in the summers of 2002 and 2003 and subsequent drilling carried out in the winter of 2004 led to the discovery by Virginia of two important auriferous structures called Contact Zone and Marco Zone. Subsequent work carried out between the winter of 2004 and fall 2005 included basic prospecting, geological mapping,

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mechanical stripping, geophysical and geochemical surveys as well as three drilling programs. This work confirmed the potential of the Marco Zone, a plurimetric to decametric gold structure comprising several zones of finely disseminated sulphides (up to 10% arsenopyrite -pyrite-pyrrhotite), associated with microcline-tourmaline-garnet-biotite-magnetite alterations within felsic volcanics. The Marco Zone, traced over 1 kilometre laterally and to a depth of 350 metres, reported several interesting intersections in drilling including 5.12 g/t Au over 13.4 metres, 10.1 g/t Au over 5.2 metres and 10.21 g/t Au over 3 metres. As for the Contact Zone, it produced irregular results and reported from time to time some mineralized intersections of interest. Surface work also led to the discovery of some other showings mineralized in gold, copper and/or molybdenum on the Corvet Est property and on the adjoining property Lac Eade, which is now part of the Corvet Est property.

During the summer and fall of 2006, the Company undertook another exploration program that consisted of additional mapping and prospecting, till sampling and ground sampling (horizon B), and a diamond drilling program of 9 holes totalling 2,971 metres. Drilling confirmed the extension towards the west of the Marco Zone where many economic intersections were obtained by drilling down to a vertical depth of 350  metres . Best results include 3.96 g/t Au over 7.75 metres (CE-06-52), 4.78 g/t Au over 5 metres (CE-06-53), 14.73 g/t Au over 1.9 metre (CE-06-54) and 3.85 g/t Au over 2.8 metres (CE-06-47). These results are very promising as a new lens of economic interest seems to take shape in the west extension of the M arco Zone. This lens is confirmed to a vertical depth of 350 metres and remains open laterally and at depth. The Marco Zone currently generates drilling gold values over a lateral distance of more than 1,400 metres.

A new drilling campaign of over 3,000 metres is planned for the winter of 2007 to test in more detail the potential of the Marco Zone.

Poste Lemoyne Extension Property

The Poste Lemoyne Extension project is located in the James Bay area, province of Quebec, at approximately 475 kilometres north-east of the town of Matagami and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation on the Trans-Taïga road. The project consists of 211 map-designated claims covering 10,776.2 hectares or 107.76 km 2. The claims are 100% held by Virginia Mines Inc. and are subject to a 1% N.S.R. royalty to Globestar Mining Corporation. Virginia can buy back 0.5% N.S.R. for CA$500,000.

Following a heliborne geophysical survey, geological reconnaissance and prospecting work led to the discovery in June 1998 of the Orfée Zone (up to 82.2 g/t Au) in the southern sector of the property. A work program including line cutting, ground magnetic and Max-Min surveys, detailed mapping, mechanical stripping, and channelling was completed during summer and fall 1998 and was followed by a first drill campaign of 7 holes for 1,142 metres. Holes drilled under the Orfée showing returned very interesting values going up to 6.14 g/t Au over 5 metres. Other mapping and trenching programs were carried out in October 2000 and 2001 and allowed to trace the mineralization of the Orfée Zone, almost continuously, laterally on a distance of over 125 metres. Mineralization consists mainly of disseminated, and in stockworks sulphides (up to

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20% pyrrhotite-pyrite-arsenopyrite) within a plurimetric thick deformation corridor oriented ESE-WNW, affecting siliceous sediments and oxide-silicate iron formation.

This surface work was followed by two diamond drilling campaigns consisting of 60 holes totalling 9,591 metres from January 2002 to March 2003. The holes tested the Orfée Zone over a lateral distance of 400 metres and down to a 350-metre vertical depth. Many geophysical and geological targets were also evaluated along the structural corridor which hosts the Orfée Zone. At the end of work, a first resource evaluation was made by an independent qualified person according to CIM standards on mineral resources and reserves definition and National Instrument 43-101. U sing a minimal width of 3 metres and an upper cutting level of 90 g/t Au, resources of the Orfée Zone are evaluated at 203,483 tonnes grading 14.5 g/t Au, equivalent to 94,853 oz ( 26,886 oz measured and 67,967 oz inferred).

An additional drilling program (18 holes for 3,132 metres) was conducted in the December 2003 to February 2004 period. One of the main objectives of the program was to test more systematically a major zone of flexure along the regional structural corridor, similar to the one hosting the Orfée Zone and located 500 metres east of the Orfée Zone. These holes have allowed to define a large auriferous structure developed in a sequence of basalts/greywackes/ banded iron formation, mineralized principally with pyrrhotite. This structure, now called Orfée Est, has returned several metric to decametric drill intersections with subeconomic gold grades, within a large anomalous halo.

A drill program of 12 holes totalling 3,929 metres was conducted in fall 2006 to winter 2007. Five holes were directly aimed at the Orfée zone to a maximum depth of 460 metres and the seven remaining holes have investigated the Orfée Est zone laterally over 225 metres and to a maximum depth of 200 metres. Drilling in the Orfée area extended the vertical continuity of the high-grade zone by an extra 60 metres to a depth of 310 metres with an intersection grading 28.73 g/t Au / 2 metres (UC). However, results obtained at vertical depths of 350 metres to 460 metres suggest that the high-grade zone is no longer present at these depths or that the plunge has changed significantly. The recent holes drilled in the Orfée Est zone confirmed its continuity to a vertical depth of nearly 200 metres and prolonged its lateral extension towards the east over an additional distance of 125 metres. These holes yielded several large intersections very anomalous in gold including, on many occasions, intervals grading 1 g/t Au or more, over thicknesses of 15 to 25 metres. Furthermore, some holes intersected metric intervals with higher grades up to 57.36 g/t Au over 1 metre.

In the winter of 2007, Virginia conducted an IP geophysical survey covering a vast area on the property, including the Orfée and Orfée Est zones. A new diamond drilling program has also been initiated to continue the evaluation of the Orfée Est Zone and to test many other geophysical and geochemical targets.

Result of Operations from continuing operations

The Company realized net earnings of $218,642 for the current period compared to a net profit of $4,027,552 for the precedent comparative period.

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The increase in interest and dividend income for the current period compared with the preceding period is attributable to the additional income generated by the increase in short-term investments.

The Company also receives fees for its role as the operator of projects in its various partnerships. The Company received fees from Goldcorp on the Corvet Est project during the current period, and from Breakwater on the Coulon J/V project during the last three quarters of the current period, and from MacDonald Mines on the LG-3.5 project in the last quarter of the current period. The Company received fees mostly from Noranda Inc. on the Coulon J/V project during the first quarter of 2005 and from Placer Dome Inc. on the Corvet Est project during the last three quarters of 2005. Option payments received as financial instruments in excess of cost of mining property and the gain on sale of mining properties have been recognized in earnings following agreements with partners.

Expenses increased to reach $7,445,436 during the period ended February 28, 2007, compared to $3,895,617 for the same period in 2006. The increase in professional and maintenance fees mainly results from expenses related to the granting of stock options on April 6 and July 19, 2006, as well as on January 16, 2007, and their gradual payment for a total of $2,374,315 during the period ended February 28, 2007, compared to $225,580 for the preceding period. Management fees decreased to $117,856 during the period ended February 28, 2007. During the previous period, management fees totalling $246,188 were allocated to discontinued operations. The increase in rent and administrative expenses mainly results from the transaction-related bonus of $370,000 allocated to directors, officers and employees in connection with the transaction involving Goldcorp. The Company decreased its advertising budget for the current period, leading to a decrease in advertising, exhibition and travelling expenses. The increase in general exploration costs is mainly explained by the granting of stock options on April 6 and July 19, 2006, as well as on January 16, 2007.

During the first two quarters of the current period, a valuation allowance on short-term investments has been recognized in order that certain investments be accounted for at the lower of cost and market value.

Twelve-month period ended February 28, 2006 compared to the nine-month period ended February 28, 2005

Result of Operations from continuing operations

The Company realized net earnings of $4,027,552 for the current period compared to a net loss of $4,539,475 for the preceding comparative period. Interest income and dividends increased following the increase in investments.

The Company receives fees for its role as operator of projects in its various partnerships. The decrease of $41,281 is explained mainly by the abandonment of the partnership agreement with Noranda Inc. on the Coulon J/V project as well as the cessation of work, with our partner Billiton

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Resources Canada Inc., on the Lac Gayot project. The increase of $101,856 in professional and maintenance fees is explained mainly by the fair value allocated to the stock options granted in July 2005. The decrease in management fees is attributable to the fact that a greater portion of those fees was allocated to the discontinued operation in the current period compared to the previous period. The increase in “Rent and office expenses” is mainly due, during the current period, to the administrative and professional services expenses, to the expenses relating to the annual report arising from a marked increase in the number of shareholders and to an increase in the press releases published. The exercising of the balance of the outstanding stock options during the current period has generated a considerable increase in the item “Employee benefits - stock options”. The Company increased its advertising budget for the current period, which resulted in an increase in advertising, exhibition and travelling expenses. During the period, the Company wrote off from its books the Lac Fagnant, Lac Bonfait, Baie Payne, Chutes des Passes, Duquet, Kogaluk, Guyer Sud and Lac Noëlla properties while preserving the rights on its claims. The sale of the Dubuisson, Lac Duncan and Malartic properties generated a benefit of $429,816. In November 2005, the Company abandoned a little more than 20% of its Coulon J/V property.

The future income tax assets were accounted for due to the fact that the Company will realize an important fiscal gain in relation with the plan of arrangement. This item is non recurrent.

Quarterly Information

The information presented below details the total revenues, overall net earnings (net loss), and the net earnings (net loss) per participating share from continuing operations of the last eight quarters.

Quarter Ended	Total Revenues	Net Earnings (net loss)	Net Earnings (net loss) per Share
			Basic	Diluted
2007-02-28	2,666,810	58,765	0.002	0.002
2006-11-30	986,255	437,369	0.017	0.017
2006-08-31	758,823	(2,860,647)	(0.111)	(0.111)
2006-05-31	4,844,195	2,583,155	0.107	0.107
2006-02-28	653,645	4,849,054	0.214	0.206
2005-11-30	422,982	(168,263)	(0.007)	(0.007)
2005-08-31	522,023	(987,374)	(0.044)	(0.044)
2005-05-31	919,064	334,135	0.014	0.014

The Company earned a net profit of $58,765 for the fourth quarter of the current period compared to a net profit of $4,849,054 for the fourth quarter of the preceding period. The important changes in revenues and expenses during the fourth quarter of the current period arise from the acquisition by Uranium Star of the 25% remaining interest in the Sagar property and from the issuance of stock options in January 2007.

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The information presented below details the total revenues, overall net earnings (net loss), and net earnings (net loss) per participating share from the discontinued operation of the last eight quarters.

Quarter Ended	Total Revenues	Net Earnings (net loss)	Net Earnings (net loss) per Share
			Basic	Diluted
2007-02-28	–	(637,494)	(0.025)	(0.025)
2006-11-30	–	–	–	–
2006-08-31	–	–	–	–
2006-05-31	–	–	–	–
2006-02-28	–	540,795	0.024	0.024
2005-11-30	–	(79,023)	(0.003)	(0.003)
2005-08-31	–	(183,398)	(0.008)	(0.008)
2005-05-31	–	(127,217)	(0.006)	(0.006)

Liquidity and Capital Resources from Continuing Operations

During the twelve-month period ended February 28, 2007, cash flows from operating activities amounted to $3.2M compared to an allocation of $0.8M during the corresponding twelve-month period ended February 28, 2006. The increase in cash flows for the twelve-month period ended February 28, 2007, is explained by the change in “amounts receivable” and “accounts payable and accrued liabilities” and the use of funds for the twelve-month period ended February 28, 2006, is attributable mainly to fringe benefit expenses generated by the exercising of stock options. For the nine-month period ended February 28, 2005, the decrease in cash flows related to operating activities is explained by an increase in working capital requirements, which is mostly due to a decrease in accounts payable and accrued liabilities and to an increase in amounts receivable.

Cash flows from financing activities include the issuance of shares under private placements and the exercise of stock options and warrants. Funds arising from private placements amounted to $5.1M for the twelve-month period ended February 28, 2007, to $19.3M for the twelve-month period ended February 28, 2006, and to $1.5M for the nine-month period ended February 28, 2005.

The exercising of stock options and warrants had the effect of increasing cash flows from financing activities by $1.1M for the twelve-month period ended February 28, 2007, by $8.7M for the twelve-month period ended February 28, 2006, and by $3 M for the nine-month period ended February 28, 2005

The Company ’s investing activities consist primarily of the additions to mining properties and an increase in exploration work and in the purchase and sale of short-term investments. The additions to mining properties and exploration work required disbursements of $4.3M for the twelve-month period ended February 28, 2007, of $5.9M for the twelve-month period ended February 28, 2006, and $2.6M for the nine-month period ended February 28, 2005. For the twelve-month periods ended February 28, 2007 and 2006, the increase in short-term investments

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amounted to $7.8M and $11.8M respectively. For the nine-month period ended February 28, 2005, transactions related to short-term investments generated funds of $4.8M.

Contractual Obligations

The Company has not contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Periods Ended February 28,
	2007	2006	2005
	$	$	$
	(12 months)	(12 months)	(9 months)

Expenses capitalized in mining properties	362,357	390,139	322,886
Management fees	169,014	300,000	251,859
Rent, office expenses and bonuses	1,059,142	564,497	335,697
Professional fees	–	–	3,500
Travelling	62,532	52,912	33,077
Advertising and exhibitions	4,314	11,513	1,144
General exploration costs	156,013	82,175	119,350
	1,813,372	1,401,236	1,067,513

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

 These amounts are due to the fact that the Company has no employee and that all services are provided by management companies.

Mining Properties Accounting Values

At the end of each quarter, exploration works done on mining properties are reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

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Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods. Significant estimates include the carrying amount of mining properties, the credit on duties refundable for loss, the refundable tax credit for resources and certain accrued liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, exploration funds, balances with banks and highly liquid short-term investments with original maturities of three months or less at the acquisition date.

Exploration funds consist of cash, term deposits and short-term investments and represent the unexpended proceeds of financings under the terms of which the Company must spend the amounts on the exploration of mining properties.

Short-term investments

Short-term investments are valued at the lower of cost and market value.

Mining properties

The Company records its interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. Exploration costs related to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or abandoned. Management reviews for impairment the carrying amount of mining properties on a regular basis. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if the mining properties are sold or projects are abandoned. General exploration costs not related to specific mining properties are expensed as incurred.

Although management has taken actions to verify the ownership rights for mining properties in which the Company owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Credit on Duties Refundable for Loss and Refundable Tax Credit for Resources

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The Company is entitled to a credit on duties refundable for loss under the Mining Duties Act. This credit on duties refundable for loss on mining exploration expenses incurred in the province of Quebec at a rate of 12% has been applied against the costs incurred.

Furthermore, the Company is entitled to a refundable tax credit for resources for mining companies on qualified expenditures incurred. The refundable tax credit for resources may reach 38.75%. This tax credit has been applied against the costs incurred.

Income Taxes

The Company provides for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the period in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

New Accounting Standards

In January 2005, the CICA issued four new accounting standards relating to financial instruments: Section 3855, “Financial Instruments — Recognition and measurement”, Section 3865, “Hedges”, Section 1530, “Comprehensive Income”, and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments — Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Accordingly, Section 3250, “Surplus” has been revised as Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to years beginning on or after October 1, 2006.

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Recognition of Financial Assets and Liabilities

Short-term investments

The short-term investments will be classified as available-for-sale investments. The Company will continue to recognize transactions on the settlement date.

These investments will be recognized at fair value. Unrealized gains and losses will be recognized, net of income taxes, if any, in "Accumulated other comprehensive income". Upon the disposal or impairment of these investments, these gains or losses will be reclassified in earnings.

Transition

The recognition, and measurement methods used as well as the hedge accounting policies used to prepare the derecognition financial statements of periods prior to the effective date of the new standards were unchanged and, therefore those financial statements will not be restated.

Sections 1530, 3251, 3855 and 3865 will be adopted by the Company on March 1, 2007. As of that date, the Company will recognize all of its financial assets and liabilities in the balance sheet according to their classification. Any adjustment made to a previous carrying amount will be recognized as an adjustment to the balance of deficit at that date or as the opening balance of a separate item in "Accumulated other comprehensive income", net of income taxes, if any.

The difference between the carrying amount and the fair value of investments classified as available for sale will be recognized as an adjustment to the opening balance of "Accumulated other comprehensive income", net of income taxes.

 Effective interest rate method

The impact of the use of the effective interest rate method will be recognized as an adjustment to the opening balance of deficit, net of income taxes, if any.

Unrealized gain on investments will be recognized as “Accumulated other comprehensive income.

Financial Instruments

Fair value

Cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on quoted market value, amounts to $39,303,189 and $22,711,829 as at February 28, 2007 and 2006, respectively.

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Interest rate risk

As at February 28, 2007 and 2006, the Company’s exposure to interest rate risk is summarized as follows:

- Cash and cash equivalents - Short-term investments - Amounts receivable - Accounts payable and accrued liabilities	Variable interest rate As described in Note 4 Non-interest-bearing Non-interest-bearing

Disclosure of Outstanding Share Data

The Company can issue an unlimited number of common shares, without par value. As at May 14, 2007, 26,425,698 shares are outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at May 14, 2007, 1,086,500 stock options are outstanding. Their expiry date varies from April 6, 2011 to January 16, 2017.

As at May 14, 2007, 484,162 warrants are outstanding.

Risk Factors and Uncertainties

Financial risk

The Company is considered as an exploration company. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

Risk on the uncertainty of title

Although the Company has taken actions to verify the ownership rights for mining properties in which it has an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Key Personnel

The success of the Company rests in its capacity to attract and retain a qualified staff. There is evidence of strong competition in the industry and the Company’s success mostly depends on a management and personnel highly qualified in geology. The incapacity of recruiting qualified

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personnel and the loss of key personnel could constitute a significant obstacle to the success of operations.

Environmental risk

The Company is exposed to various environmental incidents that can occur during exploration work. The Company maintains an environmental management program including operational plans and practices.

Disclosure controls and procedures

For the period ended February 28, 2007, a review has been performed under the supervision and with the collaboration of the Company's management, including the President and the Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures. Based on that review, the President and the Chief Financial Officer concluded that the design and operation of these controls and procedures were effective as at February 28, 2007 and were performed so as to provide reasonable assurance that material information related to the Company has been adequately disclosed.

There was no change in internal control with regard to financial information during the period ended February 28, 2007, that affected or might affect the internal control on financial information.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at May 14, 2007. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Gaétan Mercier
President and CEO	Chief Financial Officer and Secretary

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